Duc Dang, Esquire Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Kathleen L. Werner Partner Direct Dial: +1 212 878 8526 Kathleen.Werner@cliffordchance.com August 9, 2013

Re:	Carey Watermark Investors Incorporated
Post-Effective Amendment No. 8 to Registration
Statement on Form S-11 (File No. 333-149899) (“PEA 8”)

Dear Mr. Dang:

In response to the question that you raised in our telephone conversation on August 5, 2013 regarding PEA 8, Carey Watermark Investors Incorporated (“CWI”) has advised me that the reason for the discrepancies between the pro forma information for the quarter ended March 31, 2013 included in PEA 8 as compared to CWI’s Form 10-Q for that quarter is that, during the course of preparing PEA 8, CWI found that it had made three errors in computing the pro forma information for the 10-Q.  In particular, CWI concluded that the 10-Q pro forma information incorrectly: (i) included an adjustment for $525,000 of acquisition-related costs (legal and accounting fees) which overstated CWI’s historical amounts for the quarter; (ii) eliminated $91,000 of acquisition expenses that were in excess of historical acquisition expenses; and (iii) omitted an adjustment for $93,000 of incremental asset management fees.  The total impact of these errors was that the pro forma net loss reported in the 10-Q of ($1,442,000) was overstated by approximately $341,000 and should have been ($1,098,000) as correctly shown in PEA 8.

CWI intends to include the revised pro forma information, matching the information included in PEA 8, in its upcoming Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.  CWI will also disclose the impact of the correction of the errors on net loss in a footnote to its pro forma financials in the upcoming 10-Q.  CWI confirms that the errors in the financial information contained in its first quarter 10-Q impacted only its pro forma information, and not any of its reported historical results.  CWI believes that the correcting adjustments are not material, individually or in the aggregate, to its previously-issued interim consolidated financial statements or the previously-reported pro forma net loss for the first quarter, based on an analysis of quantitative and qualitative factors performed in accordance with the guidance provided in SEC Staff Accounting Bulletin No. 99, “Materiality.”

Duc Dang, Esquire

Division of Corporation Finance

United States Securities and Exchange Commission

August 9, 2013

I trust this explanation is responsive to your question.  If you have any further questions, please contact me at your convenience.

Very truly yours,

/s/ Kathleen L. Werner

Kathleen L. Werner